BY EDGAR TRANSMISSION

May 6, 2010

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-165911

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on Monday, April 27th. Changes in response to staff comments will be made by the Registrant in a response to staff comments will be made by the Registrant in its Definitive
Filing on Form 497 for the Proxy Statement/Prospectus relating to the Reorganizations of the
Reorganization of the LargeCap Blend Fund I into the LargeCap S&P 500 Index Fund.

Comment 1. The annual operating expense shown in the fee table matches the expense ratio in the
October 31, 2009 financial highlights. The highlights however indicate the ratio includes a fee waiver. Please explain.

Response. The expense ratio shown in the financial highlights reflects a fee waiver of
0.006% that began on July 1, 2009. The fee waiver was not large enough to reduce the expense ratio over such a short period of time (July 1, 2009 to October 31, 2009).

Comment 2. Add per share capital gains information to the introductory paragraph of the
Capitalization table.

Response. The per share information has been added.

Comment 3. Conform the Capitalization table to the pro-forma financial statements, including all relevant explanatory disclosure.

Response. The requested disclosure has been added.

Comment 4. Confirm that the total number of shares outstanding included in the Capitalization table is accurate.

Response. The total shares outstanding in the capitalization table is accurate.

Comment 5. Correct the Capitalization table to reflect the correct net assets for Institutional Class shares.

Response. The net assets have been corrected.

Comment 6. Update the pro forma statement of operations to reflect an increase in distribution fees for Class A shares and a decrease in distribution fees for Class B shares to reflect the issuance of Class A shares of the Acquiring Fund to holders of Class B shares of the Acquired Fund. In addition, update the footnotes to the pro forma statements to reflect an increase in fees for Class A shares distribution fees and Class A shares transfer agent expense.

Response. The requested disclosure has been added.

Comment 7. The securities marked to be disposed of in the schedule of investments appears to be less than the 24% of the portfolio as indicated in other disclosure.

Response. The disclosure has been updated to indicate that 9% of the portfolio will be disposed of in order to meet the investment strategies and restrictions of the Acquiring Fund.

Comment 8. In the pro forma schedule of investments, confirm that the total net asset calculation for the combined portfolio is correct. ($1,808,397 vs. $1,808,292.)

Response. The pro forma schedule of investments has been updated to reflect the appropriate net assets ($1,808,292)

Comment 8. Include accounting survivor analysis for the Reorganization.

Response. In connection with the Reorganization, Principal Management Corporation
(“PMC”) has determined that, because combined LargeCap Blend Fund (“LCB”)- LargeCap S&P
500 Index Fund (“LCI”) will, post-Reorganization, more closely resemble LCI pre-Reorganization than LCB, LCI will be the accounting survivor of the Reorganization. As such, LCI post-
Reorganization will maintain the performance history of LCI at the closing of the Reorganization.

The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the
Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI
White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. LCB is advised by Goldman Sachs Asset Management, L.P.
(“GS”) while LCI is advised by Principal Global Investors LLC (“PGI”). PGI will continue to serve as the investment adviser to LCI after the Reorganization. The PGI portfolio managers that are currently primarily responsible for the day-to-day management of LCI will continue to be primarily responsible for the day-to-day management post-Reorganization of LCI.

Portfolio Composition: The portfolio composition strategies and techniques of LCI post-
Reorganization will be the strategies and techniques of LCI pre-Reorganization, resulting in a portfolio composition more like that of LCI pre-Reorganization than that of LCB.

Investment Objectives, Policies and Restrictions: The Funds have the investment objectives in that both Funds seek to provide long-term growth of capital. The Funds are subject to nearly identical fundamental investment restrictions, the difference being that the LCI is subject to restriction of a concentration of its investments in a particular industry only to the extent that the
Index also is so concentrated. The Funds also have similar principal policies and risks in that both invest primarily in largecap securities. The Funds differ principally in that the Acquiring Fund is an index fund that is passively managed and tracks the performance of the S&P 500 Index (the
“Index”), while the Acquired Fund is actively managed and seeks to outperform the Index as its benchmark index. The Funds differ further in that the Acquiring Fund may use derivatives (stock index futures and options) as a substitute for the sale or purchase of securities.

Expense Structure: LCI has a lower expense structure than LCB. The expense structure of
LCI will be the expense structure of LCI post-Reorganization.

Asset Size: As of October 31, 2009, LCI had net assets of $910,896,000 while LCB had net assets of $897,501,000.

Performance Survivor

The SEC staff has confirmed that in determining which fund's performance history to use in connection with a fund merger, the attributes of the surviving or new fund and the predecessor fund should be compared to determine which fund the surviving or new fund most closely resembles.[1]
Among other factors, funds should compare the funds’ respective investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.
The SEC has stated that, generally, the fund whose historical performance may be used by a new or surviving fund is the fund that is the survivor of a business combination for accounting purposes,
i.e., the fund whose financial statements are carried forward. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of LCI.

Conclusion

[1] See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

In conclusion, following the Reorganization, LCI will be the accounting and performance survivor.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.